ALTI Private Equity Access Fund

August 5, 2022

VIA EDGAR AND OVERNIGHT MAIL

Ken Ellington

Staff Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ALTI Private Equity Access Fund (the “Fund”) Registration Statement on Form N-2 File Nos. 333-235545, 811-23501

Dear Mr. Ellington:

This letter is in response to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on August 16, 2022 regarding a Registration Statement on Form N-2 (the “Registration Statement”) relating to the ALTI Private Equity Access Fund (the “Fund”).

The following sets forth the Staff’s comments and the Fund’s responses thereto.

1.	The response to comment number 1 in the response letter, filed on April 15, 2020, states that a de minimis equity piece of each deal series vehicle is expected to be retained by the applicable transaction agent. Please confirm if Portfolio Advisors LLC is expected to retain a de minimis equity piece of each deal series vehicle. If so, please confirm that these will be accounted for as a minority interest upon consolidation.

The Fund confirms to the Staff that Portfolio Advisors is expected to retain a de minims equity piece of each deal series vehicle. These will be accounted for as minority interests upon consolidation in accordance with U.S. generally accepted accounting principles.

2.	Please confirm that the aggregators have expenses plus additional expenses at the deal series vehicle level.

The Fund confirms to the Staff that the aggregator entitiess will incur formation and operational expenses in addition to and separate from the expenses incurred by each deal series vehicle.

3.	Please confirm that the aggregators will hold equity/debt in one single company.

The Fund confirms to the Staff that each aggregator entity will hold equity and/or debt in one single company.

4.	Since deal series vehicles are expected to be consolidated, please confirm that the expenses from each deal series vehicle will go to the related line items in the fee table (not AFFE).

The Fund reviewed the proposed structure with Cohen & Company, its independent registered public accounting firm, and informs the Staff that each deal series vehicle will be consolidated with the Fund on a net basis. No fees related to the deal series vehicles will be paid directly from the Fund. However, the Fund will evaluate each investment to ensure proper accounting treatment of all costs and expenses prior to making any individual investment on behalf of the Fund.

5.	If the ownership in aggregators will be greater than 25%, please confirm that the disclosures will reflect these as control investments.

The Fund informs the Staff that it does not anticipate holding more than 25% in any one aggregator vehicle. However, in the event that the Fund does hold more than 25% ownership in any one aggregator vehicle, disclosures will reflect these as control investments.

6.	Please update the recoupment disclosure throughout the registration statement to state that the adviser may not recoup expenses should the recoupment cause the Fund to exceed the lesser of (1) the expense cap in place at the time of waiver or (2) at the time of recoupment.

The Fund will update the Registration Statement accordingly in a pre-effective amendment.

7.	Please confirm the product equity investors are expected to retain a de minimus equity piece of each deal series vehicle. If so, please confirm that these will be accounted for as a minority interest upon consolidation.

The Fund informs the Staff that the Private Equity Co-Investors (as defined in the Registration Statement) will not be required to retain a de minimus equity piece of each deal series vehicle. In the event that such investors do retain a de minimus equity piece of a deal series vehicle, these will be accounted for as minority interests upon consolidation in accordance with U.S. generally accepted accounting principles.

Should you have any questions regarding this letter, please contact me at (212) 506-2275.

Sincerely,

/s/ Anna T. Pinedo, Esq.
Anna T. Pinedo, Esq.

Cc: Joseph Bonvouloir

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